Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

BYND CANNASOFT changes its name to Femto Technologies Inc.

(July 22, 2024) - BYND Cannasoft Enterprises Inc. (Nasdaq: BCAN) (“BYND” or the “Company”), an integrated software company, announced today that its company’s name has been changed to Femto Technologies Inc. (“Femto”) and that it launched its new website: www.femtocorp.com. The Company’s CUSIP is now 31447N105 and its ISIN is CA31447N1050. The Company’s trading symbol remains BCAN.

Femto, a pioneer in women’s care technology innovation, is committed to advancing women’s wellness and lifestyle, leveraging its proprietary “Smart Release Technology,” or SRT, and core ability to innovate data-driven products to spearhead the development of smart products in the sectors of intimacy, sports, hair, and cosmetics.

The Company’s flagship intimacy product, equipped with SRT technology, an app, and machine learning personalized abilities, is in its final pre-launch stages. With the Global Wellness Institute predicting the women’s wellness economy’s growth to reach $8.5 trillion by 2027*, Femto is positioned at the forefront of technological innovation.

Innovative Product Line-Up

Femto intends to redefine skincare with its smart cosmetic face device, utilizing smart release technology alongside interchangeable serum capsules. This innovation allows users to seamlessly transition between treatments, catering to a variety of skin needs. The integration of LED light therapy and gentle vibrations ensures optimal serum absorption, making every skincare a smart and personalized experience.

In the hair wellness arena, Femto’s proprietary technology has given rise to an innovative hair growth brush, designed to optimize hair treatment. By combining LED light therapy, gentle vibrations, and essential nutrient capsules, this brush aims to foster an ideal environment for hair growth, ensuring comprehensive care for every hair follicle.

Venturing into women’s sports, Femto’s development of a muscle pain relief regulator illustrates the company’s dedication to enhancing athletic performance and recovery. This wearable technology merges heat therapy, vibration, and gel application in a user-friendly design, offering targeted relief and muscle recovery support.

“We are thrilled to announce this name change, highlighting our strategic focus and growth abilities,” stated Yftah Ben Yaackov, CEO of Femto. “We are fully committed to developing solutions that address the unique wellness needs of women everywhere. These pioneering developments aim to solidify Femto’s leadership in the wellness and lifestyle technology sector, emphasizing our commitment to improving women’s lives worldwide.”

About Femto Technologies Inc.

Femto, previously known as BYND Cannasoft, aims to become serve a beacon of transformative change in the sphere of female health and wellness. Through proprietary Smart Release Technology and a dedication to creating smart, women-centric products, Femto is establishing new benchmarks in the wellness industry.

Femto is an Israeli-based integrated software company. Femto owns and markets “Benefit CRM”, a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management.

Femto owns the patent-pending intellectual property for the EZ-G device. This therapeutic device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to potentially treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience and the prototype utilizes sensors to determine what enhances the users’ pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device. The data will be transmitted and received from the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction. Commercialization of the EZ-G device is subject to receipt of regulatory approvals.

The devices described in this news release are concept devices that are in the first stage of development and will be subject to testing, experiments and regulatory approvals and therefore there is no certainty that they will eventually be marketed.

For further information please refer to the Company’s new website: www.femtocorp.com and on SEDAR+: www.sedarplus.ca.

*https://finance.yahoo.com/news/global-femtech-market-size-estimated-152000742.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAAAC1nfus--1jjvg6fasfnXLY8g9-QQX3VHW1DpV5wO6h1L8ilIEgGyP8Dxnykp8N_A_2va5E3a1IL73bJFNMKQ8K1JWN4hPhKVMITYgqpk9DXBmohQNWd5MfqlD74GHZ6Ywts6mxwez0HDJdu9iAkhWA_Jv_lgZ5qU51qX7G02zQC

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2023 and annual information form dated April 2, 2024, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 3, 2024. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.